Peak Officially Enters Shanghai Credit Market

Montreal, Quebec--(Newsfile Corp. - February 24, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) ("Peak" or the "Company") today announced that its Asia Synergy Data Solutions ("ASDS") subsidiary has officially entered the Shanghai credit market through a relationship with the Midai Group (www.midaigroup.com) ("Midai"),a well-established Shanghai-based financial group whose offering includes providing financing and leasing services to the automotive industry.

ASDS will use the Company's Cubeler Lending Hub platform to analyze data on prospective Midai clients to help qualify them for credit. Cubeler's analytics and artificial intelligence capabilities are expected to improve Midai's decision-making process and bring considerable cost savings to its credit operations.

The relationship marks Peak's official entry into the credit market in Shanghai, a city with a population of over 26 million residents. "Shanghai is a market we've had our eye on ever since we first ventured into the credit industry in China," commented Johnson Joseph, President and CEO of Peak. "We have high expectations for doing business in the city with the Jinxiaoer platform this year, but this relationship with Midai has very important symbolic and practical implications for our Group going forward," concluded Mr. Joseph.

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 231
cathy@chfir.com

Peak Positioning Technologies Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @PeakPositioning

Facebook: @peakpositioning

LinkedIn: Peak Positioning

YouTube: Peak Positioning

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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